UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

December 31, 2008

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains a copy of the press release entitled “NXP Announces Appointment of Richard L. Clemmer as CEO” dated December 31, 2008.

Exhibits

1.           Press release, dated December 31, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 31st day of December 2008.

NXP B.V.

Karl-Henrik Sundström
(Chief Financial Officer, Member of the Board of Management)

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NXP Announces Appointment of Richard L. Clemmer as CEO

Frans van Houten to resign as President and CEO

Eindhoven, The Netherlands, 31 December 2008 - NXP Semiconductors, the independent semiconductor company founded by Philips, today announced the appointment of Richard L. Clemmer as President and Chief Executive Officer (“CEO”).  Mr. Clemmer succeeds Frans van Houten who is leaving NXP. Clemmer will assume the new role on January 1, 2009.

Sir Peter Bonfield, Chairman of the Supervisory Board of NXP, said: “I am pleased to welcome Richard Clemmer as the new CEO. Rick has extensive executive leadership experience in the high tech industry, including semiconductor, storage, e-Commerce, and software companies.  He is very familiar with NXP and well suited to bring NXP to the next level”

“I would also like to express my deep appreciation to Frans for his achievements and his leadership. He has done an outstanding job in establishing NXP as an independent company after successfully leading the spin out of Philips Semiconductor division.  Under his leadership, NXP sharpened its portfolio focus, completed six M&A deals, became more cost effective, attracted new talent, and strengthened its position as a leader in its served markets,” continued Bonfield

Richard L. Clemmer said: “After spending the last six months working closely with the team, I look forward to building on all that has been achieved at NXP. This is a company with a great history, great technology, and a great future. I am excited about the opportunity to work with the team to make NXP an even stronger leader in the semiconductor industry. We continue to focus on innovative solutions for our worldwide customers.”

Frans van Houten said: “At NXP, we have made great strides in a difficult market and business environment and I feel privileged to have led the company for the last four years and established its independence as a competitive semiconductor leader. However, after being in this job for four years, I have reflected on the future and decided it is the right time to move on.”

Mr. Clemmer, 56, currently a member of NXP’s Supervisory Board, was most recently chief executive officer of Agere Systems, the former semiconductor company of Lucent and a global leader in semiconductors. At Agere he implemented a strategic and operational turnaround that ultimately resulted in an $8 billion merger of equals with LSI.

Prior to Agere, he served as chief financial officer of Quantum Corporation where he led the implementation of the first Silicon Valley tracking stock and the $2 billion merger with Maxtor Corporation. Prior to Quantum, Clemmer spent 23 years at Texas Instruments where he worked as chief financial officer of the Semiconductor Group, and in various leadership positions.

Mr. Clemmer holds a bachelor’s degree in business administration from Texas Tech University and a Master’s degree in business administration from Southern Methodist University.  He also serves on the boards of NCR Corporation and i2 Technologies, Inc.

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 33,500 employees working in more than 20 countries and posted sales

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of USD 6.3 billion (including the Mobile & Personal business) in 2007. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

For further press information, please contact:

Media:	Investors:

Sander Arts

Jan Maarten Ingen Housz

Tel: +31 6 22204713

Tel.+31 - 6 - 50 20 66 82

Sander.arts@nxp.com

janmaarten.ingen.housz@nxp.com

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